Exhibit 99.1

MANAGEMENT’S ASSERTION CONCERNING COMPLIANCE

As of and for the year ended October 31, 2006, except as noted below, Navistar Financial Corporation (the "Company") has complied in all material respects with the minimum servicing standards set forth in Sections 3.02, 8.07 and Article IV of the Pooling and Servicing Agreement for the Navistar Financial 1998-1 Dealer Note Master Trust, Navistar Financial 2000-VFC Dealer Note Master Trust, Navistar Financial 2004-1 Dealer Note Master Owner Trust, and Navistar Financial 2005-1 Dealer Note Master Owner Trust.

September 8, 2008

Navistar Financial Corporation, as Servicer

PAM J. TURBEVILLE
Pamela J. Turbeville
Chief Executive Officer
(Principal Executive Officer, Director and
Authorized Signatory for Navistar Financial Corporation)

JOHN V. MULVANEY
William V. McMenamin
Chief Financial Officer and Treasurer
(Principal Financial  and Accounting Officer, Director and
Authorized Signatory for Navistar Financial Corporation)

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